February 5, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-0404
Attention: H. Christopher Owings, Assistant Director
Re:	Big 5 Sporting Goods Corporation Form 10-K for the Fiscal Year Ended December 28, 2008 Filed February 27, 2009 File No. 000-49850
Dear Mr. Owings:
Reference is made to your letter, dated January 29, 2010 and addressed to Steven G. Miller, regarding the Form 10-K for the Fiscal Year Ended December 28, 2008 (the “Form 10-K”) of Big 5 Sporting Goods Corporation (the “Company”).
We have considered the Staff’s additional comment relating to the Form 10-K and the related Definitive Proxy Statement on Schedule 14A filed April 27, 2009 (the “Proxy Statement”), and have set forth below our response to the comment, numbered to correspond to the Staff’s letter. For ease of reference, we have repeated the Staff’s comment below in italics and included our response directly below.
Definitive Proxy Statement on Schedule 14A
Transactions with Related Persons, Promoters and Certain Control Persons, page 21
     1. We note your response to comment 11 of our letter dated December 14, 2009. In addition, please describe the factors considered and standards applied by the audit committee in determining whether to approve or disapprove related party transactions. Refer to Item 404(b)(ii) of Regulation S-K.
     The Company has no formal policy regarding the standards to be applied by the Audit Committee in determining whether to approve or disapprove related party transactions. However, in determining whether a proposed related party transaction is in the best interests of the Company and whether to approve or disapprove the transaction, our Audit Committee will generally consider, among other factors, the terms that it believes would be available to the Company in an arms’ length transaction with an unrelated third party. In particular, the Audit Committee has historically required that the terms of the transaction be no less favorable to the Company than those available from an unaffiliated third party and that the Company would be expected to obtain a consistent or more favorable result than it would in an arms’ length transaction with an unrelated third party. In applying this standard, the Committee also considers whether the transaction would be conducted no differently than it would be for such an unrelated third party. Other factors typically considered by the Committee in making such determination include the benefit of the transaction to the Company (including the cost, nature, quantity and quality of the goods or services involved), and the terms, conditions and circumstances of the transaction. In making such determination, the Committee relies on information provided to it by Company management as well as the general knowledge and experience of Committee members.
     In future filings, the Company will include disclosure with respect to the foregoing.
     In connection with this response, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     The Company further understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in its review of our filings or in response to its comments on our filings.
     Should you have any questions regarding this response please feel free to contact the undersigned at (310) 297-7711 or our counsel, Kevin Finch, at (310) 203-7082.

Sincerely, Big 5 Sporting Goods Corporation
By:	/s/ Barry D. Emerson
Barry D. Emerson
Senior Vice President, Chief Financial Officer and Treasurer